

December 6, 2019

Paul M. Galvin
Chief Executive Officer
SG Blocks, Inc.
195 Montague Street, 14th Floor
Brooklyn, New York 11201

      Re: SG Blocks, Inc.
          Registration Statement on Form S-1
          Filed November 27, 2019
          File No. 333-235295

Dear Mr. Galvin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Patrick J. Egan